October 25, 2024

Robert Augustin

Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	NewGenIvf Group Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed October 16, 2024
File No. 333-281964

Dear Mr. Augustin:

NewGenIvf Group Limited (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated October 24, 2024 relating to the Company’s filing on October 16, 2024 of its amended registration statement on Form F-1 (the “Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing an amendment to the Registration Statement (such amendment, “Amendment No. 3”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 3.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Amendment No. 2 to Registration Statement on Form F-1, filed on October 16, 2024

Cover Page

1. We note your response to prior comment 4. You disclose that “[i]n accordance with Nasdaq Rule 5810(c)(3)(C), the Company has been provided an initial period of 180 calendar days, or until November 20, 2024 (the “Compliance Date”), to regain compliance with the MVLS Requirement.” We note your similar disclosure regarding the MVPHS Deficiency Letter received. Please revise your cover page to disclose that your common stock may be delisted by Nasdaq for failing to comply with the minimum market value of listed securities and minimum market value of publicly held shares set forth in Nasdaq Listing Rules 5450(b)(2)(A) and 5450(b)(2)(C), respectively.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure on the cover page of Amendment No. 3, which now includes an advisory that the Company’s common stock may be delisted by Nasdaq for failing to comply with the minimum market value of listed securities and minimum market value of publicly held shares set forth in Nasdaq Listing Rules 5450(b)(2)(A) and 5450(b)(2)(C), respectively.

Prospectus Summary, page 1

2. We note your response to prior comment 3. Please include a separate section discussing your business. Refer to Item 4 of Form 20-F. Briefly summarize your business in the Prospectus Summary. Refer to Item 3 of Form F-1. Additionally, please include a statement of capitalization and indebtedness, as required by Item 3.B of Form 20-F, and disclosure regarding dilution, as required by Item 9.E of Form 20-F.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Prospectus Summary” section of Amendment No. 3, which now includes a statement of capitalization and indebtedness and disclosure regarding dilution. The Company also respectfully advises the Staff that the disclosure required by Item 4 of Form 20-F was previously included in the Registration Statement filed on October 16, 2024, in the subsection entitled “NewGenIvf’s Business” within the “Prospectus Summary” section. The Company has included a separate “Business” section in Amendment No. 3.

Exhibits

3. We note your response to prior comment 2 and reissue it in part. We note the consent of OneStop Assurance PAC filed as Exhibit 23.2 continues to references your Annual Report on Form 20-F. Please revise this consent so that OneStop consents to inclusion of its report rather than incorporating by reference to the 20-F.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised consent from OneStop included as Exhibit 23.2, which consents to inclusion of OneStop’s audit report and excludes the previous reference to the Form 20-F.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 398-1493 or by email at dmocasio@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Darrin M. Ocasio, Esq.
Darrin M. Ocasio, Esq.